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                                                                    EXHIBIT 99.9


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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CHARLES MILLER,                              :
                                             :
          Plaintiff,                         :
                                             :
       v.                                    :  Civil Action No.:
                                             :
CYPRUS AMAX MINERALS CO., MILTON H.          :
 WARD, LINDA G. ALVARADO, GEORGE S.          :
 ANSELL, ALLEN BORN, WILLIAM C.              :
 BOUSQUETTE, THOMAS V. FALKIE, ANNE          :
 MAYNARD GRAY, ROCKWELL A. SCHNABEL,         :
 THEODORE M. SOLSO, JOHN HOYT STOOKEY,       :
 JAMES A. TODD, JR., BILLIE B. TURNER and    :
 ASARCO INC.,                                :
                                             :
          Defendants.                        :
                                             :
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                                   COMPLAINT
                                   ---------

          Plaintiff, by and through his attorneys, alleges upon information and belief except as to himself and his own actions, which he alleges upon knowledge, as follows:
                               SUMMARY OF ACTION
                               -----------------

          1. This action arises from breaches of fiduciary duties in connection with a merger agreement entered into by Cyprus Amax Minerals Co. ("Cyprus Amax") and Asarco Inc. ("Asarco") for grossly inadequate consideration and in breach of defendants' fiduciary duties.
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Plaintiff alleges that he and other public shareholders of Cyprus Amax common stock are entitled to enjoin the proposed transaction or, alternatively, to recover damages in the event that the transaction is consummated. Plaintiff brings this action on behalf of the public holders of the outstanding common shares of Cyprus Amax for injunctive and other relief in connection with an improperly negotiated and structured merger conceived by defendants hereinafter described. One effect of the negotiation and structure of the transaction is to deny shareholders important information regarding the value of their shares of Cyprus Amax.

          2. The result of defendants' actions is that the ASARCO and Cyprus Amax merger provides no premium for the public shareholders in a transaction which was unfairly negotiated and structured to avoid purposely any superior bid for Cyprus Amax or the Cyprus Amax - Asarco combined entity.

                                  THE PARTIES
                                  -----------
          3. Plaintiff has been, at all times relevant to this action an owner of CYPRUS AMAX common stock.

          4. Defendant Cyprus Amax is a Delaware corporation with its principal executive offices located at 9100 East Mineral Circle, Englewood, CO 80112. Cyprus Amax is a holding company with subsidiaries which explore for, extract, process and market coal, copper, iron ore and gold. Cyprus Amax currently has over 90 million shares of common stock outstanding held by approximately 37,000 shareholders of record.

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          5.   Defendant Milton H. Ward is Chairman of the Board, President,
Chief Executive Officer and a director of Cyprus Amax. His recent compensation according to the March 99 proxy exceeds $3 million.

          6. The other individual defendants Linda G. Alvarado, George S. Ansell, Allen Born, William C. Bousquette, Thomas V. Falkie, Anne Maynard Gray, Rockwell A. Schnabel, Theodore M. Solso, John Hoyt Stookey, James A. Todd, Jr., and Billie B. Turner with defendant Ward constitute the entire board of directors of Cyprus Amax.

          7. The individual defendants, as directors of Cyprus Amax owe fiduciary duties of good faith, loyalty, fair dealing, due care, and full disclosure to plaintiff and the other members of the class (as defined below).

          8. Defendant Asarco is a New Jersey corporation with its principal place of business at 180 Maiden Lane, New York, New York 10038-4925. Asarco inter alia mines, smelts, refines and sells copper, silver, lead, zinc and gold
----- ----
ore molybdenum. Asarco has knowledge of the facts and circumstances described below. Therefore, Asarco has knowingly participated in the breaches of fiduciary duty described herein and is liable as an aider and abettor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          9. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other shareholders of Cyprus Amax as of July 15, 1999 (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated

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with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as is more fully described herein (the "Class").

          10. This action is properly maintainable as a class action for the following reasons:

               a. The Class is so numerous that joinder of all members is impractica ble. There are approximately 37,000 record shareholders of CYPRUS AMAX stock and many more beneficial owners who are members of the Class.

               b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

               c. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following;
                              ----- ----

                    (1) Whether the transaction as negotiated and structured denies shareholders information (particularly with respect to the value of their shares) necessary to make an informed decision whether to sell their shares;

                    (2) Whether defendants have violated their fiduciary duties by contracting away their obligations to fully inform themselves regarding the value of Cyprus Amax;

                    (3) Whether the individual defendants, as directors of Cyprus Amax have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and full disclosure;

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                    (4) Whether Asarco has aided and abetted the individual
defendants' breaches of fiduciary duties; and

                    (5) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

               d. The claims of plaintiff is typical of the claims of the other members of the class in that all members of the Class will be damaged by defendants' actions.

               e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is adequate representatives of the Class.

               f. A class system is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions in various parts of the country.

             g. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

          11. At all relevant times the shares of CYPRUS AMAX were publicly traded on the New York Stock Exchange.

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                        THE CHALLENGED COURSE OF CONDUCT
                        --------------------------------

          12. On July 15, 1999 Cyprus Amax and Asarco announced an agreement unanimously approved by the Boards of both companies, for the combination of the two companies in a merger of equals transaction.

          13. Under the terms of the transaction, Cyprus Amax shareholders will receive 0.765 shares of Asarco Cyprus common stock for each share of Cyprus Amax common stock they own and Asarco shareholders will receive one (1) share of Asarco Cyprus common stock for each share of Asarco common stock they own. (the "Transaction").

          14. Although Cyprus Amax and Asarco entered into a merger agreement on or about July 15, 1999, they waited until August 20/th/ to file their merger agreement and only then disclosed that the record date for the shareholders to vote at the September 30/th/ shareholder meeting would be Wednesday, August 25, 1999. While the Company apparently obtained a waiver from the New York Stock Exchange and disclosed the record date to the New York Stock Exchange earlier, it did not make its announcement public regarding the record date until Friday, August 20/th/. Not coincidentally, Cyprus Amax and Asarco also announced on August 20/th/ that Phelps Dodge Corporation ("Phelps Dodge") had made bids for both companies or a combined Cyprus Asarco company. The defendants' tactics are clear: Only those shareholders who own shares of record by August 25/th/ can vote at the shareholder meeting. As Phelps Dodge observed, since trades on August 20 will settle after August 25, such record date effectively precludes any significant trading in the market on an informed basis before the determination of shareholders eligible to vote. As

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the Chairman of Phelps Dodge aptly noted, the various tactics by defendants amount to "shareholder squeeze play."

          15. Given defendants' unilateral announcement on August 20/th/ regarding Phelps Dodge's previous bid, on August 20, 1999, Phelps Dodge went public with a sweetened offer for both companies. On August 20, Phelps Dodge offered a three-way merger that would result in $265 million in annual cost savings, including streamlining copper operations in the Southwest and combining the administrative functions in the U.S., Chile and Peru, plus lower depreciation. Phelps Dodge proposing to Cyprus Amax a business combination of Phelps Dodge and Cyprus Amax, pursuant to which all outstanding common stock of Cyprus Amax would be exchange for Phelps Dodge common stock in an exchange ratio of 0.3135 Phelps Dodge common shares for each Cyprus Amax common share. Phelps Dodge has also proposed a business combination pursuant to which all of the outstanding common stock of Asarco would be exchange for Phelps Dodge common stock at an exchange ratio of 0.4098 Phelps Dodge common shares for each Asarco common share. Based on share prices for the three companies' common shares before trading was halted on Friday, August 20/th/, the ratios implied a premium of approximately 30% for Asarco and a premium of approximately 29% for Cyprus Amax, while preserving the relative economics of the exchange ratio under the proposed combination of Cyprus Amax and Asarco. Moreover, the proposed transaction would be tax free to the shareholders. Phelps Dodge also made it clear to both Cyprus Amax and Asarco that although it preferred a transaction involving all three companies, they were prepared to enter into a negotiated business combination with either Asarco

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or Cyprus Amax regardless of whether the other company was willing to proceed on a negotiated basis.

          16. The public announcement of the August 20/th/ bid by Phelps Dodge was precipitated in part by Asarco's and Cyprus' refusal to even meet and discuss the proposal notwithstanding several overtures by Phelps Dodge and to reject out of hand any proposal in favor of the no-premium merger proposal improperly negotiated in July between Cyprus Amax and Asarco.

          17. In violation of their fiduciary duties the individual defendants negotiated a merger agreement which strictly prohibits any solicitation or indeed discussion of bids or potential bids, and does not therefore provide for a bona fide fiduciary out. Therefore, while the Board of Cyprus Amax could
  ---- ----
withdraw its recommendation to the shareholders that they vote in favor of the Transaction, the Board has by contract prohibited and denied itself access to the very information it would need to challenge that recommendation and cause the Board to withdraw that recommendation. In other words, Cyprus Amax directors have contracted away their fiduciary responsibility and obligations to explore in good faith all information which would shed light upon the value of the shares of Cyprus Amax and have further breached their duties by failing to provide the shareholders with this needed and material information.

          18. The individual defendants were and are under a continuing duty to fully inform themselves before taking action, or agreeing to refrain from taking action, to elicit, promote, consider and evaluate reasonable and bona fide
                                                                 ---- ----
offers for Cyprus Amax, to assure that a "level

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playing field" exists when more than one bidder for the Company emerges, and not to favor one bidder over another, unless it is designed to assure and is reasonably related to achieving the best transaction for the Cyprus Amax shareholders. The individual defendants breached their fiduciary duty by, among other matters, failing to fully inform themselves about available alternatives to the Transaction, including a transaction with Phelps Dodge, and without fully informing themselves about the value of Cyprus Amax.

          19. If the breaches of fiduciary duty described herein are permitted to continue, the Cyprus Amax shareholders will forever lose the opportunity to have the value of their Company arrived at through competitive bidding on a level playing field and the opportunity to consider any other bidders which may come forward.

          20. By reason of the foregoing acts, practices and course of conduct of defendants, plaintiffs and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Cyprus Amax's assets and business, which far exceeds (and could very well be negotiated to an even higher level) the Transaction consideration, in the unfair Transaction at issue, have been and will be prevented from making an informed decision whether to approve the Transaction, and will wrongfully impede consideration of any other third party offer for greater consideration, including the Phelps Dodge offer.

          21. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Transaction to the irreparable harm of plaintiff and the Class.

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          22.  Plaintiff and the other members of the Class have no adequate remedy at law.

          23.  WHEREFORE, plaintiff demands judgment as follows:

               a. Declaring this to be a proper class action and naming plaintiff as Class representative and his attorneys as Class counsel;


               b. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those of duty of care, loyalty, full disclosure, and entire fairness;

               c. Granting preliminary and permanent injunctive relief against the consummation of the Transaction as described herein;

               d. Ordering the individual defendants to explore alternatives and to negotiate in good faith with all interested persons, including but not limited to Phelps Dodge.

               e. In the event the Transaction is consummated, rescinding the Transaction and awarding rescissory damages;

               f. Ordering defendants, jointly and severally, to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts alleged herein;

               g. Ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the actions complained of

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and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

               h. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

               i. Granting such other and further relief as may be just and proper in the premises.

Dated:    August 23, 1999                           CHIMICLES & TIKELLIS LLP




                                                    ---------------------------
                                                    Pamela S. Tikellis
                                                    James C. Strum
                                                    One Rodney Square
                                                    P. 0. Box 1035
                                                    Wilmington, Delaware 19899


OF COUNSEL:
Goodkind, Labaton, Rudoff
& Sucharow,  LLP
100 Park Avenue, 12th Floor
New York, NY 10017
(212) 907-0700

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